                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   Ecogen Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   278864 20 2
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                                 (CUSIP Number)

                                  Gianni Manca
                        Piergrossi Villa Manca Graziadei
                                  Studio Legale
                                Via Lombardia, 23
                                   00187 Rome
                                      Italy
                            Telephone: 39-06-42744646

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 26, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 278864 20 2                                                Page 2 of 8

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(1)     Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Agroinvest Limited
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(2)     Check the Appropriate Box if a Member of a Group                  (a)[ ]
        (See Instructions)                                                (b)[ ]
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(3)     SEC Use Only
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(4)     Source of Funds (See Instructions)
        WC
--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization
        Channel Islands
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Number of Shares                              (7)     Sole Voting Power
  Beneficially Owned                                  925,000
  by Each Reporting                           ----------------------------------
  Person With
                                              (8)     Shared Voting Power
                                                      0
                                              ----------------------------------

                                              (9)     Sole Dispositive Power
                                                      925,000
                                              ----------------------------------

                                              (10)    Shared Dispositive Power
                                                      0
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        925,000
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
        (See Instructions)
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(13)    Percent of Class Represented by Amount in Row (11)
        9.27%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------

CUSIP No. 278864 20 2                                                Page 3 of 8

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(1)     Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Bioinvest Limited
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group                  (a)[ ]
        (See Instructions)                                                (b)[ ]
--------------------------------------------------------------------------------
(3)     SEC Use Only
--------------------------------------------------------------------------------
(4)     Source of Funds (See Instructions)
        WC
--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization
        Channel Islands
--------------------------------------------------------------------------------
Number of Shares                              (7)     Sole Voting Power
  Beneficially Owned                                  925,000
  by Each Reporting                           ----------------------------------
  Person With
                                              (8)     Shared Voting Power
                                                      0
                                              ----------------------------------

                                              (9)     Sole Dispositive Power
                                                      925,000
                                              ----------------------------------

                                              (10)    Shared Dispositive Power
                                                      0
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        925,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        9.27%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------

CUSIP No. 278864 20 2                                                Page 4 of 8

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(1)     Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Farlap Asset Management Limited
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group                  (a)[ ]
        (See Instructions)                                                (b)[ ]
--------------------------------------------------------------------------------
(3)     SEC Use Only
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(4)     Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization
        Channel Islands
--------------------------------------------------------------------------------
Number of Shares                              (7)     Sole Voting Power
  Beneficially Owned                                  925,000
  by Each Reporting                           ----------------------------------
  Person With
                                              (8)     Shared Voting Power
                                                      0
                                              ----------------------------------

                                              (9)     Sole Dispositive Power
                                                      925,000
                                              ----------------------------------

                                              (10)    Shared Dispositive Power
                                                      0
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        925,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        9.27%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions)
        CO
--------------------------------------------------------------------------------

CUSIP No. 278864 20 2                                                Page 5 of 8

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(1)     Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Mrs. Luciana Price
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(2)     Check the Appropriate Box if a Member of a Group                  (a)[ ]
        (See Instructions)                                                (b)[ ]
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(3)     SEC Use Only
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(4)     Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization
        Italy
--------------------------------------------------------------------------------
Number of Shares                              (7)     Sole Voting Power
  Beneficially Owned                                  925,000
  by Each Reporting                           ----------------------------------
  Person With
                                              (8)     Shared Voting Power
                                                      0
                                              ----------------------------------

                                              (9)     Sole Dispositive Power
                                                      925,000
                                              ----------------------------------

                                              (10)    Shared Dispositive Power
                                                      0
--------------------------------------------------------------------------------
(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
        925,000
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
        (See Instructions)
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        9.27%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person (See Instructions)
        IN
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
                                                                     Page 6 of 8

        This Amendment No. 1 amends and supplements the Schedule 13D jointly filed by Agroinvest Limited, Bioinvest Limited, Farlap Asset Management Limited and Mrs. Luciana Price (the "Reporting Persons") on August 11, 1999 (the "Schedule 13D") with respect to the common stock, par value $.01 per share (the "Common Stock") of Ecogen Inc. Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

        Mr. Martin Weber is a director of Bioinvest Limited.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Bioinvest Limited, through a nominee, purchased 115,000 shares of Common Stock in the market transactions described in Item 5(c) using working capital. Bioinvest Limited has agreed to transfer its entire interest in all 115,000 shares to Agroinvest Limited as a capital contribution.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)    See Items 11 and 13 on the cover page of this Schedule 13D.

        (b)    See Items 7, 8, 9 and 10 on the cover page of this Schedule 13D.

        (c) Bioinvest Limited, through a nominee, purchased an aggregate of 115,000 shares of Common Stock in the following market transactions:

Date                             Number of Shares              Price per Share
----                             ----------------              ---------------
August 5, 1999                   5,000                         $3.00
August 6, 1999                   20,000                        $3.00
August 13, 1999                  15,000                        $3.00
August 16, 1999                  5,000                         $3.00
August 19, 1999                  10,000                        $3.0625
August 20, 1999                  7,500                         $3.0625
August 23, 1999                  25,000                        $3.0938
August 26, 1999                  27,500                        $3.125

Bioinvest Limited has agreed to transfer its entire interest in all 115,000 shares to Agroinvest Limited as a capital contribution.



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                                                                     Page 7 of 8

        (d) The Reporting Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock to which this Schedule 13D relates.

        (e)    N/A

ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Bioinvest Limited has agreed to transfer its entire interest in all 115,000 shares of Common Stock to which this amendment relates to Agroinvest Limited as a capital contribution.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        (a)    Joint Statement Agreement.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 31, 1999

                                            Agroinvest Limited


                                            By:  /s/  LUCIANA PRICE
                                               --------------------------------
                                               Mrs. Luciana Price
                                               Director


                                            Bioinvest Limited


                                            By:  /s/  LUCIANA PRICE
                                               --------------------------------
                                               Mrs. Luciana Price
                                               Director


                                            Farlap Asset Management Limited


                                            By:  /s/  LUCIANA PRICE
                                               --------------------------------
                                               Mrs. Luciana Price
                                               Director


                                            /s/  LUCIANA PRICE
                                            -----------------------------------
                                            Mrs. Luciana Price

                                                                       EXHIBIT A


                            JOINT STATEMENT AGREEMENT

        Each of the undersigned hereby agrees that this Amendment No. 1 to
Schedule 13D relating to the Common Stock of Ecogen Inc. to which this agreement is attached as an exhibit is filed on behalf of such person.

Date: August 31, 1999

                                            Agroinvest Limited


                                            By:  /s/  LUCIANA PRICE
                                               --------------------------------
                                               Mrs. Luciana Price
                                               Director


                                            Bioinvest Limited


                                            By:  /s/  LUCIANA PRICE
                                               --------------------------------
                                               Mrs. Luciana Price
                                               Director


                                            Farlap Asset Management Limited


                                            By:  /s/  LUCIANA PRICE
                                               --------------------------------
                                               Mrs. Luciana Price
                                               Director


                                                /s/  LUCIANA PRICE
                                            -----------------------------------
                                            Mrs. Luciana Price